Exhibit 19.1

Securities Trades by Company Personnel Policy
Purpose
This policy, which is also informally referred to as the insider trading policy, describes the standards of Erie Indemnity Company (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other companies generally, as well as while in possession of confidential information.
Scope
This policy is divided into two parts:
•Part I prohibits trading in certain circumstances and applies to all (i) directors of the Company,
(ii) officers of the Company and (iii) employees of the Company, and (iv) family members and anyone else who lives in the same household as a director, officer or employee (collectively, "Covered Persons”).
oFamily members who do not live in the same household as a Covered Person, but whose transactions in Company securities are directed by or subject to the influence or control of a Covered Person (e.g., parents or children who consult with a Covered Person before they trade in Company securities), are also subject to the terms of this insider trading policy. Covered Persons are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with the Covered Person before they trade in the Company's securities.
oThis policy also applies to any entities, including the Company, influenced or controlled by Covered Persons, and transactions by these entities are treated, for purposes of this policy and applicable securities laws, as if they were for the account of the Covered Person. In addition, this policy applies to independent insurance agents, contractors, or consultants of the Company who have access to material nonpublic information.
•Part II imposes special additional trading restrictions and applies to all (i) directors of the Company, (ii) officers of the Company at the level of Senior Vice President (“SVP”) and above and (iii) certain other employees that the Company may designate from time to time because of their position, responsibilities or their actual or potential access to material information (collectively, "Company Insiders").
The policy was adopted at a meeting of the Board of Directors of Erie Indemnity Company held on July 29, 2025.
Part I
1.Applicable Transactions
This policy applies to all transactions (i) in the Company’s securities (collectively referred to in this policy as Company securities), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including, but not limited to, preferred stock, notes, bonds, convertible securities and warrants, as well as derivative securities relating to any of the Company securities, whether or not issued by the Company, such as exchange- traded put or call options or swaps relating to the Company’s securities and (ii) the securities of certain other companies, including common stock, options and other securities issued by those companies as well as derivative securities relating to any of those companies' securities, where the person trading used information obtained while working for the Company.

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Transactions that may be necessary or justifiable for personal reasons (such as the need to raise money for an emergency expenditure) are not excepted from this policy, and the securities laws do not recognize such mitigating circumstances. This policy continues to apply to a Covered Person’s transactions in Company securities even after such person has terminated employment or board service. A Covered Person who is in possession of material nonpublic information about the Company when his or her employment or board service terminates may not trade in Company securities until that information has become public or is no longer material.
2.General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information
It is the policy of the Company that no Covered Person who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities (a) buy or sell Company securities (other than pursuant to a preapproved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information (commonly referred to as insider trading), or (b) pass that information on to others outside the Company, including family and friends (commonly referred to as tipping).
In addition, it is the policy of the Company that no Covered Person who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities or disclose or “tip” any such information until the information becomes public or is no longer material.
Any written or verbal statement that would be prohibited under the law or under this policy is equally prohibited if made on social media platforms like Facebook, Twitter, Snapchat, or Instagram, or if made on electronic bulletin boards, chat rooms, blogs or websites, including the disclosure or “tipping” of material nonpublic information about the Company or any company with which the Company does business.
For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Compliance Officer.
Company Insiders must "pre-clear" all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 1 below.
3.Definitions
(a)Material. Insider trading restrictions come into play only if the information you possess is "material." Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.
Information dealing with the following subjects is reasonably likely to be found material in particular situations:
•quarterly or annual earnings results;
•proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, tender offers, joint ventures, divestitures, or other changes in assets;
•increases or reductions in dividends;
•entry into, material amendment to, or termination of a significant contract;
•major changes in the Company’s management or the board of directors or changes in control;

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•significant events that impact the Erie Insurance Exchange for which the Company acts as attorney-in-fact, such as proposed rate increases or the financial impact of catastrophic events;
•major litigation;
•establishment or modification of a program to buy the Company's own shares;
•new services, products, developments or geographic expansion;
•change in auditors or disagreements with auditors;
•deterioration in the Company’s credit status or industry ratings;
•changes in applicable insurance laws, rules or regulations;
•significant changes in the value or liquidity of the Company’s securities; and
•the investigation or occurrence of a cybersecurity incident.
Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, the point at which negotiations are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small.
When in doubt, information obtained as an employee of the Company should be presumed to be material and not public. If you are unsure whether information is material, you should either consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.
(b)Nonpublic. Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.
Nonpublic information may include:
●information available to a select group of analysts or brokers or institutional investors;
●undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
●information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).
As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.
(c)Compliance Officer. The Company has appointed the General Counsel & Corporate Secretary, or his or her designee as the Compliance Officer for this policy. The duties of the Compliance Officer include, but are not limited to, the following:
●assisting with implementation and enforcement of this policy;
●circulating this policy to all employees and ensuring that this policy is amended as

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necessary to remain up-to-date with insider trading laws;
●pre-clearing all trading in securities of the Company by Company Insiders in accordance with the procedures set forth in Part II, Section 1 below; and
●providing approval of any Rule 10b5-1 plans under Part II, Section 2(c) below and any prohibited transactions under Part II, Section 4 below.
●providing a reporting system with an effective whistleblower protection mechanism.
4.Violations of Insider Trading Laws
Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this policy is absolutely mandatory. In addition, each individual is responsible for making sure that he or she complies with this policy, and that any family member, household member or entity whose transactions are subject to this policy also comply with this policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
(a)Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.
In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.
The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $2,301,065 or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.
(b)Company-Imposed Penalties. Employees who violate this policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.
Part II
1.Preclearance procedures
To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, Company Insiders may not engage in any transaction in the Company's securities (including a gift, contribution to a trust, or similar transfer) or make, change, or terminate an election under any Company plan (except for regularly reoccurring employer-match purchases of the Erie Insurance Stock Fund in the Erie Insurance Group Employee Savings Plan) without first obtaining preclearance of the transaction from the Compliance Officer. These procedures also apply to transactions by such person's spouse, other persons living in such person's household and minor children and to transactions by entities over which such person exercises control.

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A request for preclearance should be submitted to the Compliance Officer at least two days in advance of the proposed transaction. If a request for preclearance is approved, the transaction must be effected within five business days (or, if sooner, before commencement of a quarterly or event-specific blackout period). The Compliance Officer is under no obligation to approve a trade submitted for preclearance, may determine not to permit a trade, and may revoke his or her approval at any time by oral, email, or written notice.
Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan (see below) once the applicable cooling-off period has expired. No trades may be made under an Approved 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under an Approved 10b5-1 Plan, the Company Insider should direct the third-party effecting transactions on their behalf to send duplicate confirmations of all such transactions to the Compliance Officer.
2.Blackout periods
All Company Insiders are prohibited from trading in the Company's securities during blackout periods as defined below.
(a)Quarterly blackout periods
The Company's announcement of its quarterly financial results has the potential to have a material effect on the market for the Company's securities. Therefore, trading in the Company’s securities is prohibited during the period beginning on the day after each of the Company's fiscal quarters ends and ending two business days following the Company's analyst conference call for that fiscal quarter.
During these periods, Company Insiders generally possess or are presumed to possess material nonpublic information about the Company’s financial results.
The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. In these situations, trades are unlikely to be precleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market, which is typically 48 hours after the release.
(b)Event-specific blackout periods
From time to time, an event that is material to the Company may be pending outside the quarterly blackout periods and not be publicly disclosed. So long as the event remains material and nonpublic, Company Insiders may not trade in the Company's securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to preclearance requests permission to trade in the Company's securities during an event-specific blackout, the Compliance Officer shall inform the requester of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.
(c)Exception
Quarterly and Event-specific Blackout Periods do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an Approved 10b5-1 Plan) that meet the following requirements:
(i)it has been reviewed and approved by the Compliance Officer at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Compliance Officer at least five days in advance of being entered into);

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(ii)it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Company Insider entering into the plan. For directors and officers, the cooling-off period ends on the later of: (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other Company Insiders, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;
(iii)it is entered into in good faith, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Company Insider is not in possession of material nonpublic information about the Company; and, if the Company Insider is a director or officer, the 10b5-1 plan must include representations by person certifying to that effect;
(iv)it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Company Insider, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions;
(v)it is the only outstanding Approved 10b5-1 Plan entered into by the Company Insider (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)); and
(vi)no approved 10b5-1 Plan may be adopted during a blackout period. Company Insiders considering entering, modifying, or terminating an Approved 10b5-1 Plan or with any questions regarding Approved Rule 10b5-1 Plans should contact the Company's Compliance Officer. Company Insiders should consult their own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Compliance Officer.
(d)Hardship exceptions
A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the blackout period. Hardship exceptions may be granted only by the Compliance Officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Compliance Officer concludes that the Company's earnings information for the applicable quarter does not constitute material nonpublic information. Under no circumstances will a hardship exception be granted during an event-specific blackout period.
(e)Post-termination transactions
An individual who is aware of material nonpublic information when terminating his or her service as a director, officer or other employee of the Company may not trade in the Company's securities until that information has become public or is no longer material. In all other respects, the procedures set forth above will cease to apply to such person’s transactions in Company securities upon the expiration of any "blackout period" that is applicable to any transactions at the time of termination of service.
3.Trading Window
After obtaining pre-clearance as outlined above, Company Insiders are permitted to trade in the Company's securities when no blackout period is in effect. Generally, this means that Company Insiders can trade during the period beginning two business days following the Company's analyst conference call for the previous fiscal quarter and ending on the day current the Company's fiscal quarters ends. However, even during this trading window, a Company Insider who is in possession of any material nonpublic information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this

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trading window if a special blackout period under Part II, Section 2(b) above is imposed and will re- open the trading window once the special blackout period has ended.
4.Prohibited Transactions
(a)Company Insiders are prohibited from trading in the Company's equity securities during a blackout period imposed under an "individual account" retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.
(b)Company Insiders, including any person's spouse, other persons living in such person's household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Compliance Officer:
(i)Short-term trading. Company Insiders who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;
(ii)Short sales. Company Insiders may not sell the Company's securities short;
(iii)Options trading. Company Insiders may not buy or sell puts or calls or other derivative securities on the Company's securities;
(iv)Trading on margin or pledging. Company Insiders may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and
(v)Hedging. Company Insiders may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.
5.Section 16 compliance
Section 16 of the Securities Exchange Act of 1934, as amended, requires directors and certain officers of the Company to file reports of their transactions in Company stock with the SEC. Reportable transactions include all acquisitions and dispositions of Company stock (e.g. purchases or sales in the open market or in the Company’s 401(k) Plan, gifts made or received, distributions of stock from the Company under an equity compensation plan, etc.). These reporting requirements may also extend to family members of a director or officer.
Compliance with the reporting requirements of Section 16 is the obligation of the director or officer who trades in Company securities. However, the Company will provide assistance with filing such reports. A Form 4 (Statement of Changes in Beneficial Ownership) must be filed by the end of the second business day after the transaction. In order to meet this filing deadline, directors and officers must supply the following trade information immediately following the execution of a transaction:
•Transaction date (e.g. the trade date for brokerage transactions or the date of exercise for options);
•Number of securities acquired or disposed of;
•Whether the transaction involved a direct holding or an indirect holding (e.g. through an IRA account, a trust or an affiliated company);
•Purchase or sale price per unit; and
•Any additional information requested by the Company.
This information must be sent by facsimile or email to the Company's Stock Transfer/Compliance Administrator. The Company will then prepare the necessary documents and file the same with the SEC.

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In addition to reporting obligations, if you are a Section 16 Reporting Person you are not permitted to automatically reinvest dividends from Company stock.
Please note that these Section 16 obligations are in addition to the requirements outlined in Parts I and II above.
Inquiries
If you have any questions regarding any of the provisions of this policy, its application to a proposed transaction, or the requirements of applicable laws, please contact the Corporate Secretary or General Counsel.
Related documents
Employee Handbook (DSD2602), Securities Trades by Erie Indemnity Company Personnel Anti-Hedging Policy
Company Disclosures and Regulation FD Policy

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Ownership and approval

Name	Role	Title/area represented
Brian Bolash	Owner and approver	EVP, Secretary and General Counsel

This Policy approved by the Board of Directors of Erie Indemnity Company On July 29, 2025.